EXHIBIT 99.1

RADA Electronic Industries Ltd. Announces Resignation of a Director

Further to the announcement made by RADA Electronic Industries Ltd. (the “Company”) on July 2, 2013, announcing the resignation of Mr. Eli Akavia from the Board of Directors of the Company, the Company announced today that Mr. Akavia will stay in office until the Company’s annual general meeting of shareholders currently scheduled for August 2013.